November 17, 2006

U.S. Securities and Exchange Commission
Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant
100 First Street, N.E.
Washington, D.C. 20549

Re:	Manhattan Pharmaceuticals, Inc.
Form 10-QSB for the Quarter Ended June 30, 2006
File No. 001-32639

Dear Mr. Rosenberg:

We are in receipt of your letter dated November 7, 2006 in which you ask us to provide you with information so that you may better understand our disclosure with respect to the clinical study services being provided to us by Swiss Pharma. In such letter you reference and we respond as follows:

Form 10-QSB for the Quarterly Period Ended June 30, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.	Please provide us information in disclosure type format describing:

•	Your accounting policy for recording research and development expenses for the clinical study provided by Swiss Pharma in order to clarify what you mean by “on an activity basis:”

Company response:
The contract with Swiss Pharma contains a description of the specific services to be performed and the related fees to be charged by Swiss Pharma. The maximum fees to be charged under the contract are $2,151,840. The Company recognizes expense according to this description as the specific services are performed by Swiss Pharma, we refer to this as “activity based”.

•	What the initial payment of 20% upon signing the agreement represents and your accounting treatment for this and each other payment;

U.S. Securities and Exchange Commission	November 17, 2006 Page 2

Company response:
The initial payment of 20% represented a prepaid expense at the time of payment. This prepaid expense is reduced as the Company recognizes expense under the contract and is increased as the Company makes additional payments to Swiss Pharma under the contract.

•	How you measure and monitor the services performed by Swiss Pharma; and,

Company response:
Swiss Pharma provides us with an activity report on a weekly basis on which we base our activity based expense recognition.

•	The termination provisions under the contract.

Company response:
The contract may be terminated by the Company for any reason, in which case the Company would be liable to Swiss Pharma for all fees, as described in the contract, associated with the services performed as of the termination date and services performed after the termination date to effect an orderly wind-down of the study. The contract provides that Swiss Pharma shall return to the Company any funds paid by the Company but not earned by Swiss Pharma upon termination of the contract.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have any questions or need additional information please contact me, my direct phone line is 212-492-8741 and my email address is mgmcguinness@manhattanpharma.com.

Sincerely,

/s/ Michael G. McGuinness
Michael G. McGuinness
Chief Financial Officer